UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Trinseo S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

L9340P 101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. L9340P 101	Page 2 of 6 Pages

1.	Name of reporting person Bain Capital Everest Manager Holding SCA
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 37,269,567 Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 37,269,567 Shares
9.	Aggregate amount beneficially owned by each reporting person 37,269,567 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 76.42%
12.	Type of reporting person PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Trinseo S.A. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1000 Chesterbrook Boulevard, Suite 300, Berwyn, Pennsylvania 19312.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of Bain Capital Everest Manager Holding SCA, a Luxembourg limited partnership.

Bain Capital Everest Manager Holding SCA’s general partner is Bain Capital Everest Manager S.à r.l. (“BCEM”). All of the outstanding share capital of BECM is held by Bain Capital Europe Fund III L.P. (“Europe Fund III”) and, in that capacity, Europe Fund III has the power to appoint the managers of BCEM. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain Capital Partners Europe III, L.P., which is the general partner of Europe Fund III.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of Bain Capital Everest Manager Holding SCA is 4 rue Lou Hemmer, L-1748 Luxembourg, Grand Duchy of Luxembourg.

Item 2(c).	Citizenship

Bain Capital Everest Manager Holding SCA is organized under the laws of the Grand Duchy of Luxembourg.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Ordinary Shares (“Ordinary Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is L9340P 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the close of business on December 31, 2014, Bain Capital Everest Manager Holding SCA held 37,269,567 Ordinary Shares.

Item 4(b).	Percent of Class

As of the close of business on December 31, 2014, Bain Capital Everest Manager Holding SCA held 76.42% of the Ordinary Shares of the Company. This percentage is based on 48,769,567 Ordinary Shares outstanding which is the total number of Ordinary Shares outstanding as of November 13, 2014 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	37,269,567 Shares

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of:	37,269,567 Shares

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 17, 2015

BAIN CAPITAL EVEREST MANAGER HOLDING SCA

By:	Bain Capital Everest Manager S.à r.l., its general partner

By:	/s/ Aurélien Vasseur
	Name:	Aurélien Vasseur
	Title:	Manager

By:	/s/ Michel Plantevin
	Name:	Michel Plantevin
	Title:	Manager